Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]

Form of Proxy for Extraordinary General Meeting

I/We2,                                                                                                                                                                                                                                        ,

residing at                                                                                                                                                                                                                                ,

being the registered holder of3                                                                                                                                             ordinary shares of the Company,

HEREBY, APPOINT4,                                                                                                                                                                                                              ,

residing at

as my/our proxy/proxies to attend on my/our behalf the first extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on Friday, 19 May 2023 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

Special Resolutions		For[5]	Against[5]	Abstain[5]

1.	Resolution Regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

2.	Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

3.	Resolution Regarding the Explanation of Compliance of the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange with the Requirements of Relevant Laws and Regulations.

4.	Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange which is Beneficial to the Safeguarding of the Legitimate Rights and Interests of Shareholders and Creditors.

5.	Resolution Regarding the Maintenance of Independence and Sustainable Operation Capability of the Company.

6.	Resolution Regarding the Capability of China Southern Air Logistics Company Limited to Implement Regulated Operation.

7.	Resolution Regarding the Explanation of the Completeness and Compliance Conforming to Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted.

8.	Resolution Regarding the Analysis on the Background and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing.

9.	Resolution Regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing.

Ordinary Resolution		For[5]	Against[5]	Abstain[5]

10.	Resolution Regarding the Unrecovered Losses Amounting to One-third of the Total Paid-up Share Capital.

Special Resolution		For[5]	Against[5]	Abstain[5]

11.	Resolution Regarding the Proposed Amendments to the Articles of Association.

Signature[6]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.

If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8.

A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.